                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934

                                 Res-Care, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    760943100
                                 (CUSIP Number)

                                  May 31, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 760943100

--------------------------------------------------------------------------------
1)   Name of Reporting Person                         Ameriprise Financial, Inc.
     S.S. or I.R.S. Identification                    IRS No. 13-3180631
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
               5)   Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        2,420,715
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    3,286,618
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,286,618
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     11.15%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------

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CUSIP NO. 760943100

--------------------------------------------------------------------------------
1)   Name of Reporting Person                     Columbia Management Investment
                                                  Advisers, LLC
     S.S. or I.R.S. Identification                IRS No. 41-1533211
     No. of Above Person
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization

     Minnesota
--------------------------------------------------------------------------------
               5)   Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        2,420,715
  OWNED BY     -----------------------------------------------------------------
    EACH       7)   Sole Dispositive Power
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               8)   Shared Dispositive Power

                    3,286,618
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     3,286,618
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount In Row (9)

     11.15%
--------------------------------------------------------------------------------
12)  Type of Reporting Person

     IA
--------------------------------------------------------------------------------

1(a) Name of Issuer:                         Res-Care, Inc.

1(b) Address of Issuer's Principal           10140 Linn Station Rd.
     Executive Offices:                      Louisville, KY 40223

2(a) Name of Person Filing:                  (a) Ameriprise Financial, Inc.
                                             ("AFI")

                                             (b) Columbia Management Investment
                                             Advisers, LLC (formerly
                                             known as RiverSource
                                             Investments, LLC) ("CMIA")

2(b) Address of Principal Business Office:   (a) Ameriprise Financial, Inc.
                                             145 Ameriprise Financial Center
                                             Minneapolis, MN 55474

                                             (b) 100 Federal St.
                                             Boston, MA 02110

2(c) Citizenship:                            (a) Delaware

                                             (b) Minnesota

2(d) Title of Class of Securities:           Common Stock

2(e) Cusip Number:                           760943100

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

          (a) Ameriprise Financial, Inc.

     A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note:
     See Item 7)

          (b) Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC)

     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

     AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

     Each of AFI and CMIA disclaims beneficial ownership of any shares reported on this Schedule.

5    Ownership of 5% or Less of a Class:

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

6    Ownership of more than 5% on Behalf of Another Person: Not Applicable

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

          Not Applicable

9    Notice of Dissolution of Group:

          Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2010

                                     Ameriprise Financial, Inc.


                                     By: /s/ Wade M. Voigt
                                         ---------------------------------------
                                         Name: Wade M. Voigt
                                         Title: Director - Fund Administration


                                     Columbia Management Investment
                                     Advisers, LLC


                                     By: /s/ Amy Johnson
                                         ---------------------------------------
                                         Name: Amy Johnson
                                         Title: Chief Operating Officer

                                     Contact Information
                                          Wade M. Voigt
                                          Director - Fund Administration
                                          Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser - Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated June 10, 2010 in connection with their beneficial ownership of Res-Care, Inc. Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    ----------------------------------------
    Wade M. Voigt
    Director - Fund Administration


Columbia Management Investment Advisers, LLC


By: /s/ Amy Johnson
    ----------------------------------------
    Amy Johnson
    Chief Operating Officer